CONFIDENTIAL TREATMENT REQUESTED

BY GLOBAL BLOOD THERAPEUTICS, INC.

July 16, 2015

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Global Blood Therapeutics, Inc.

400 East Jamie Court, Suite 101

South San Francisco, CA 94080

Attn: Ted W. Love, M.D., President and Chief Executive Officer

Telephone: (650) 741-7700

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED THEREIN WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Global Blood Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-205563

Dear Mr. Riedler:

Rule 83 Confidential Treatment Request by Global Blood Therapeutics, Inc.

This letter is being provided on behalf of Global Blood Therapeutics, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-205563) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2015. Reference is also made to Comment No. 7 in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission in its letter dated April 15, 2015 addressed to Ted W. Love, M.D. with respect to the initial draft of the Registration Statement confidentially submitted on March 19, 2015.

CONFIDENTIAL TREATMENT REQUESTED

BY GLOBAL BLOOD THERAPEUTICS, INC.

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters in the Registration Statement, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, the Company currently estimates a price range of $[***] to $[***] per share for the initial public offering (“IPO”) of the Company’s Common Stock, $0.001 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”). This per share price range does not reflect or give effect to a reverse split of the Company’s common stock that is expected to be effected prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet agreed to a final price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above. Accordingly, the information in this letter provided to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the offering.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include the actual price range that complies with the Staff’s interpretation regarding the parameters of a bona fide price range.

Global Blood Therapeutics, Inc. respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to John Schembri, Vice President, Finance and Administration, Global Blood Therapeutics, Inc., 400 East Jamie Court, Suite 101, South San Francisco, CA 94080, before it permits any disclosure of the bracketed information in this letter.

CONFIDENTIAL TREATMENT REQUESTED

BY GLOBAL BLOOD THERAPEUTICS, INC.

To facilitate the Staff’s review, we have included the tables below, which is a complete list of all grants of options to purchase the Company’s common stock and grants of restricted stock awards (“RSAs”) made during the last 12 months, from June 1, 2014 through June 29, 2015:

Grant date	Number of shares of common stock underlying options granted	Exercise price per share of common stock	Estimated fair value per share of common stock
June 11, 2014	572,000	$0.14	$0.14
June 16, 2014	231,000	0.14	0.14
September 10, 2014	349,500	0.14	0.14
September 29, 2014	163,500	0.14	0.14
January 21, 2015	280,000	0.46	0.46
January 22, 2015	138,000	0.46	0.46
March 5, 2015	399,600	0.97	0.97
March 23, 2015	19,000	0.97	0.97
April 9, 2015	2,232,500	0.97	0.97
June 29, 2015	856,500	1.81	1.81

Grant date	Number of shares of common stock underlying RSAs granted	Purchase price per share of common stock	Estimated fair value per share of common stock
June 11, 2014	2,500,000	$0.14	$0.14
September 10, 2014	150,000	0.14	0.14
September 29, 2014	94,000	0.14	0.14
January 21, 2015	75,000	0.46	0.46
March 23, 2015	10,000	0.97	0.97
April 9, 2015	2,127,500	0.97	0.97

Determining the Fair Value of Stock Options Prior to the IPO

As described in detail in the prospectus included within the Registration Statement beginning on page 59 and Note 7 to the Notes to Financial Statements, the Company has historically determined the fair value of the Company’s common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s board of directors also considered numerous objective and subjective factors, as disclosed in the Company’s most recent filing of the Registration Statement on July 8, 2015, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock.

The section captioned “Stock-based Compensation” on pages 59 through 60 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement includes an explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock when options were granted and factors and approaches considered by the Company in determining fair value.

CONFIDENTIAL TREATMENT REQUESTED

BY GLOBAL BLOOD THERAPEUTICS, INC.

The Company determined that the fair value of its common stock increased from $0.14 per share as of April 30, 2014 to $1.81 as of June 29, 2015. The following discussion describes the reasons for the increases in the fair value of the Company’s common stock over this period.

April 30, 2014 Valuation. The Company’s board of directors determined that the fair value of its common stock was $0.14 per share as of April 30, 2014 based on several factors, including the results of a third-party valuation performed as of that date. That valuation analysis used the Option Pricing Method (“OPM”) backsolve approach to derive the fair value of the Company’s common stock based on the pricing of multiple tranches of its Series A preferred stock financing that occurred between May 2012 and April 2014. In that valuation, the Company (1) estimated the time to liquidity as 2.0 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 63%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.43%, based on the two-year U.S. Treasury yield curve. The Company then applied a discount for lack of marketability of 35%. The April 30, 2014 valuation analysis resulted in a valuation of the Company’s common stock of $0.14 per share.

From May 1, 2014 to September 30, 2014, the Company continued to operate its business in the ordinary course. In mid-June 2014, the Company announced the appointment of a new Chief Executive Officer and a Chief Medical Officer, both with significant industry experience; however, the hiring of these executives was not an event that immediately increased the enterprise value of the Company. From May 1, 2014 to September 30, 2014, the Company’s lead product candidate, GBT440, was in preclinical development and the Company’s primary research and development efforts were directed toward the completion of supportive studies that would enable the filing of an Investigational New Drug application (“IND”), with the U.S. Food and Drug Administration (the “FDA”), or a Clinical Trial Authorization (“CTA”), with the European Union Medicines and Healthcare Products Regulatory Agency (“EU MHRA”) to commence clinical testing of GBT440. As a result, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.14 per share as of each of June 11, 2014, June 16, 2014, September 10, 2014 and September 29, 2014, when the Company granted restricted stock and stock options for the purchase of common stock.

December 1, 2014 Valuation. On October 1, 2014, the Company completed the final tranche of its Series A preferred stock financing at the same $1.00 price per share that had been agreed to in the original purchase agreement, raising gross proceeds of $6.0 million. On October 3, 2014, the Company delivered a request for CTA (EUDRACT No: 2014-003555-62) for GBT440 to the EU MHRA, and a Notice of Acceptance of an amended request (amended following MHRA notice of non-acceptance on October 31, 2014) was received on November 11, 2014. On October 7, 2014 the Company delivered US IND (No. 121691) for GBT440 to the FDA, and a 30-day safe to proceed notice from FDA was issued on November 6, 2014. In December 2014, the Company arranged for $48.0 million in equity financing pursuant to a stock purchase agreement with an investor group consisting of seven institutional investors who agreed to purchase shares of the Company’s Series B preferred stock at a price of $2.50 per share

CONFIDENTIAL TREATMENT REQUESTED

BY GLOBAL BLOOD THERAPEUTICS, INC.

following arms’ length negotiations. At this time, the Company envisioned that an IPO could be a possibility in late 2015 after the completion of a Phase 1/2 clinical trial of GBT440 and the receipt of positive human clinical data.

The Company viewed these achievements of the regulatory milestones and access to financing as significant events. In December 2014, the Company obtained a third-party valuation of its common stock as of December 1, 2014 as one of the factors considered by its board of directors in its determination of the fair value of the Company’s common stock. As the Company’s board of directors had determined that an IPO had become a possible but uncertain liquidity event, the valuation analysis was prepared by utilizing the hybrid method, which considered an unspecified liquidity event and an IPO for the first time. For those two future-event scenarios, management and the Company’s board of directors determined that the probability of the unspecified liquidity event was 90% and the probability of the IPO scenario was 10%, based on an assessment of the Company’s development pipeline, market conditions and the timing of its Series B preferred stock financing. In determining the enterprise value for the unspecified liquidity event scenario, the Company applied the OPM backsolve approach to calculate its implied equity value based on the pricing of its prospective Series B preferred stock financing. In that valuation, the Company (1) estimated the time to liquidity as 2.0 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 66%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.49%, based on the two-year U.S. Treasury yield curve.

In determining the enterprise value for the IPO scenario, the Company applied the Probability-Weighted Expected Return Method (“PWERM”). Under the PWERM, a future pre-money enterprise value was estimated based on a multiple of the invested capital, and this was corroborated with the pre-money enterprise values from comparable recent IPO transactions. The timing of the event was based on the then-current plans and estimates of the Company’s board of directors and management regarding an IPO. The pre-money enterprise value was then adjusted by cash and debt to arrive at the pre-money equity value. This value was then allocated among existing stockholders according to their respective rights and preferences assuming an IPO, and the resulting value of the common stock was then multiplied by a discount factor derived from the risk adjusted discount rate of 20%, which was determined based on a 2006 study by Iain Cockburn and Josh Lerner that indicated rates of return required by venture investors for bridge financing or IPO-stage biotechnology companies. The Company expected the IPO to be completed by December 31, 2015, which equated to a term to liquidity of 1.08 years from the valuation date.

For the above described methodologies, the Company then applied a discount for lack of marketability of 25% under the unspecified liquidity event scenario and 20% under the IPO scenario. The December 1, 2014 valuation analysis resulted in a valuation of the Company’s common stock of $0.46 per share. Based on these results, as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.46 per share as of each of January 21, 2015 and January 22, 2015 when the Company granted restricted stock and stock options for the purchase of common stock.

CONFIDENTIAL TREATMENT REQUESTED

BY GLOBAL BLOOD THERAPEUTICS, INC.

February 28, 2015 Valuation. From January 2015 to mid-April 2015, the Company experienced significant and rapid developments in its business and prospects. In January 2015, the Company commenced its Phase 1/2 clinical trial of GBT440. Based in part upon initial clinical enrollment rates and indications of safety and drug tolerability in healthy volunteer subjects, other progress in the Company’s development programs, as well as its board of directors’ review of overall market conditions and the improved market for IPOs by biopharmaceutical companies in particular, the Company’s board of directors determined that a significant shift was occurring with respect to the valuation the Company could achieve in an IPO and authorized the preparation and submission of a confidential draft registration statement for an IPO. In mid-February 2015, the Company selected investment bankers and held its IPO organizational meeting. In mid-March 2015, the Company submitted to the Commission a confidential draft registration statement for an IPO of shares of the Company’s common stock.

In March 2015, the Company obtained a third-party valuation of its common stock as of February 28, 2015 as one of the factors considered by its board of directors in its determination of the fair value of the Company’s common stock. As the Company’s probability of an IPO had increased but still remained uncertain, the valuation analysis was again prepared by utilizing the hybrid method, which considered an unspecified liquidity event and an IPO. For those two future-event scenarios, management and the Company’s board of directors determined that the probability of the unspecified liquidity event was 75% and the probability of the IPO scenario was 25%, based on an assessment of the Company’s development pipeline, market conditions and the initial stage of its Phase 1/2 clinical trial. Even though the Company had initiated the IPO process, it in particular did not expect to launch its IPO road show until mid-July, when preliminary efficacy data from the 28-day multiple ascending dose cohort in the trial would be available, and then only if the data was strongly favorable. In determining the enterprise value for the unspecified liquidity event scenario, the Company applied the OPM backsolve approach to calculate its implied equity value. In that valuation, the Company (1) estimated the time to liquidity as 2.0 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 66%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.49%, based on the two-year U.S. Treasury yield curve.

In determining the enterprise value for the IPO scenario, the Company applied the PWERM. Under the PWERM, a possible range of future pre-money enterprise values were estimated over a range of possible IPO dates, based on a multiple of the invested capital; and these values were corroborated with the pre-money enterprise values from comparable recent IPO transactions. The timings and the probabilities of the possible events were based on the then-current plans and estimates of the Company’s board of directors and management regarding the possible IPO scenarios. The pre-money enterprise values were then adjusted by cash and debt to arrive at the pre-money equity values. These values were then allocated among existing stockholders according to their respective rights and preferences assuming an IPO, and the resulting value of the common stock was then multiplied by a discount factor derived from the risk adjusted discount rate of 20%, which was determined based on the 2006 study by Iain Cockburn and Josh Lerner that indicated rates of return required by venture investors for bridge financing or IPO-stage biotechnology companies. The discounted values per share of common stock were then multiplied by an estimated probability for each of the possible events. The Company expected the IPO to be completed by either July 2015 or November 2015, which equated to a term of 0.38 years and 0.71 years from the valuation date, respectively.

CONFIDENTIAL TREATMENT REQUESTED

BY GLOBAL BLOOD THERAPEUTICS, INC.

For the above-described methodologies, the Company then applied a discount for lack of marketability of 25% under the unspecified liquidity event scenario and 15% under the IPO scenario. The February 28, 2015 valuation analysis resulted in a valuation of the Company’s common stock of $0.97 per share. Based on these results as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.97 per share as of each of March 5, 2015, March 23, 2015 and April 9, 2015, when the Company granted restricted stock and stock options for the purchase of common stock.

April 17, 2015 Valuation. In March and April 2015, the Company continued to conduct its Phase 1/2 clinical trial of GBT440 for the treatment of sickle cell disease (“SCD”), primarily obtaining information regarding the safety and tolerability of a range of dosages administered to subjects, each subject receiving only one specified dose administered one time. On April 17, 2015, the Company received data from the first group of subjects who had been administered GBT440 once daily for 15 consecutive days. This multi-dose data, which was positive, was seen as a major milestone in the clinical development of GBT440 as it significantly removed the safety risk of the compound and cleared the way for the further testing of multi-dose regimens. Because of the importance of this event, the Company obtained a third-party valuation of its common stock as of April 17, 2015, which was one of the factors considered by the Company’s board of directors in its determination of the fair value of its common stock. As the board of directors had determined that an IPO had become more probable, but was still not certain, the valuation analysis was again prepared by utilizing the hybrid method, which considered an unspecified liquidity event and an IPO. For those two future-event scenarios, management and the Company’s board of directors determined that the probability of the unspecified liquidity event was 50% and the probability of the IPO scenario was 50%, based on an assessment of the Company’s development pipeline, market conditions and the stage of its Phase 1/2 clinical trial. In determining the enterprise value for the unspecified liquidity event scenario, the Company applied the Adjusted-OPM method to calculate its implied equity value. Under the Adjusted-OPM method, the implied enterprise value determined for the valuation analysis completed for the December 1, 2014 valuation date was adjusted to reflect industry and Company specific changes between the previous valuation and the current valuation date. In that valuation, the Company (1) estimated the time to liquidity as 1.9 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 68%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.47%, based on the two-year U.S. Treasury yield curve.

In determining the enterprise value for the IPO scenario, the Company applied the PWERM. Under the PWERM, a possible range of future pre-money enterprise values were estimated over a range of possible IPO dates, based on a multiple of the invested capital; and these values were corroborated with the pre-money enterprise values from comparable recent IPO transactions. The timings and the probabilities of the possible events were based on the then-current plans and estimates of the Company’s board of directors and management regarding the possible IPO scenarios. The pre-money enterprise values were then adjusted by cash and debt

CONFIDENTIAL TREATMENT REQUESTED

BY GLOBAL BLOOD THERAPEUTICS, INC.

to arrive at the pre-money equity values. These values were then allocated among existing stockholders according to their respective rights and preferences assuming an IPO, and the resulting value of the common stock was then multiplied by a discount factor derived from the risk adjusted discount rate of 20%, which was determined based on the 2006 study by Iain Cockburn and Josh Lerner that indicated rates of return required by venture investors for bridge financing or IPO-stage biotechnology companies. The discounted values per share of common stock were then multiplied by an estimated probability for each of the possible events. The Company expected the IPO to be completed by either July 2015 or October 2015, which equated to a term of 0.29 years and 0.47 years from the valuation date, respectively.

For the above described methodologies, the Company then applied a discount for lack of marketability of 25% under the unspecified liquidity event scenario and 15% under the IPO scenario. The April 17, 2015 valuation analysis resulted in a valuation of the Company’s common stock of $1.81 per share. Based on these results as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $1.81 per share as of June 29, 2015, when the Company granted stock options for the purchase of common stock. At this point, neither management nor the Company’s board of directors had yet received any clinical data that would suggest proof-of-concept from SCD patients treated with GBT440 over a period of 15 days in the Company’s Phase 1/2 clinical trial.

Developments Subsequent to June 30, 2015. On July 2, 2015, the Company’s management first received the initial clinical data from SCD patients who had received GBT440 treatment continuously for 15 days in the Phase 1/2 clinical trial, and this data was presented to the Company’s board of directors on or about July 4-5, 2015. The data exceeded the expectations of management, both from the perspective of how quickly patients responded to the therapy and also the magnitude of the positive effect GBT440 had on their disease. Upon receiving this data, the Company shared it with key opinion leaders in the field, who had the following reactions:

•	Dr. Michael DeBaun, Vanderbilt University: “It’s hard to imagine the data looking any better at this early stage of treatment.”

•	Dr. Frank Bunn, Brigham and Women’s Hospital: “Extremely impressive data.”

•	Dr. Ken Bridges (Onyx Pharmaceuticals/Amgen): “The information shows an initial quality of drug response to sickle cell treatment that exceeds anything with which I am previously familiar.”

Based upon these positive results, the Company’s board of directors decided to move forward with its IPO plans and, accordingly, on July 8, 2015, the Company amended its draft Registration Statement and filed it publicly with the Commission.

CONFIDENTIAL TREATMENT REQUESTED

BY GLOBAL BLOOD THERAPEUTICS, INC.

Estimated Offering Price Range

The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its common stock as of June 29, 2015 of $1.81 and the midpoint of the anticipated offering price range of $[***] to $[***] per share. Specifically, the Company believes that the difference between the fair value of its common stock determined on June 29, 2015 and the midpoint of the anticipated offering price range for this offering is primarily the result of the following factors and events:

•	The receipt in the first week of July 2015 of positive clinical data from SCD patients who had received GBT440 treatment continuously for 15 days, which essentially serves as preliminary proof of concept of the clinical benefit of GBT440.

•	The anticipated price range for this offering assumes that prior to commencement of the IPO road show, the Company will have received preliminary efficacy data from the 28-day multiple ascending dose cohort in its Phase 1/2 clinical trial of GBT440, and that such data would be very favorable.

•	The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which had to consider multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than in an IPO.

•	The anticipated price range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s board of directors’ determination of the fair value of the Company’s common stock as of June 29, 2015. Stated differently, the anticipated offering price range effectively assigns a probability of 100% to an IPO outcome.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with readier access to the public debt and equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the midpoint of the anticipated price range.

•	Since April 17, 2015, the equity capital markets have been particularly receptive to IPOs conducted by biopharmaceutical companies, with several companies successfully pricing their IPOs. During this period, the major healthcare indices have increased and have largely out-paced the S&P 500 as well as the Dow Jones Industrial Average. For example, since April 17, 2015, the Nasdaq Biotechnology Index has increased 8.8%, compared to the S&P 500 and the Dow Jones Industrial Average, which have experienced more modest increases of approximately 1.2% to 1.3%.

CONFIDENTIAL TREATMENT REQUESTED

BY GLOBAL BLOOD THERAPEUTICS, INC.

•	The price that investors may be willing to pay in this offering may take into account other factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

If you should have any questions concerning the enclosed matters, please contact the undersigned at (415) 733-6071 or Mitchell S. Bloom at (617) 570-1055.

Sincerely,

/s/ Maggie L. Wong, Esq.

Maggie L. Wong, Esq.

cc:	Ted W. Love, M.D., Global Blood Therapeutics, Inc.

John Schembri, Global Blood Therapeutics, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Bruce K. Dallas, Esq., Davis Polk & Wardwell LLP

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